February 12, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Re: AEON Biopharma, Inc.
Registration Statement on Form S-3 (Registration No. 333-293309)

Request for Acceleration of Effective Date

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (Registratiom No. 333-293309) (the “Registration Statement”) of AEON Biopharma, Inc. We respectfully request that the Registration Statement become effective as of 5:30 p.m., Washington, D.C. time, on February 17, 2026, or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Drew Capurro of Latham & Watkins LLP at (714) 755-8008 that such effectiveness also be confirmed in writing.

Sincerely,

AEON Biopharma, Inc.

By:	/s/ Alex Wilson
	Name:	Alex Wilson
	Title:	Chief Legal & Strategy Officer

cc:	Via Email

Robert Bancroft, AEON Biopharma, Inc.
Drew Capurro, Esq., Latham & Watkins LLP